SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

LIBERTY EXPEDIA HOLDINGS, INC.

(LEMS I LLC as successor by merger to Liberty Expedia Holdings, Inc.)

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 53046P109

Series B Common Stock: 53046P208

(CUSIP Number)

Gregory B. Maffei

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 53046P109 Series B Common Stock: 53046P208

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 0 Series B Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 0% Series B Common Stock: 0%

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY EXPEDIA HOLDINGS, INC.

(LEMS I LLC as successor by merger to Liberty Expedia Holdings, Inc.)

This Report on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Liberty Expedia Holdings, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei” or the “Reporting Person”), on December 21, 2018 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement to the Schedule 13D (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”).  This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented to include the following information:

On July 26, 2019, Expedia Group, Inc. (“Expedia Group”) completed its previously announced combination (the “Combination”) with the Issuer, which was effected by (i) a merger of LEMS II Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of LEMS I LLC (“Merger LLC”), with and into the Issuer (the “Merger”) with the Issuer surviving as a wholly owned subsidiary of Merger LLC and (ii) the merger of the Issuer (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Expedia Group.  In accordance with the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 15, 2019, by and among Expedia Group, Merger LLC, Merger Sub and the Issuer, as amended, each share of Series A Common Stock and Series B Common Stock was converted into the right to receive 0.36 of a share of Expedia Group common stock (the “Merger Consideration”). Prior to the consummation of the Merger, the Reporting Person, a grantor retained annuity trust (the “Trust”) and the Maffei Foundation collectively beneficially owned approximately 1.7% of the outstanding shares of Series A Common Stock and approximately 12.8% of the outstanding shares of Series B Common Stock.

Item 5.   Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 Mr. Maffei beneficially owns no shares of Series A Common Stock or Series B Common Stock.

(b)                                 Not applicable.

(c)                                  Other than as described in this Amendment, Mr. Maffei, the Trust and the Maffei Foundation have not executed any transactions in respect of Common Stock within the last sixty days.

(d)                                 Not applicable.

(e)                                  Mr. Maffei, the Trust and the Maffei Foundation ceased to be the beneficial owners of more than five percent of the Common Stock on July 26, 2019.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On July 26, 2019, Expedia Group completed its previously announced combination with the Issuer, which was effected by the Merger and the Upstream Merger.  As a result, all shares of Common Stock beneficially owned by the Reporting Person were converted into the right to receive the Merger Consideration subject to the terms and conditions of the Merger Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 29, 2019

	By:	/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to Gregory B. Maffei Amendment No. 1 to Schedule 13D]